Gibson, Dunn & Crutcher LLP 1050 Connecticut Avenue, N.W. Washington, DC 20036-5306 Tel 202.955.8500 www.gibsondunn.com

Evan M. D’Amico Direct: +1 202.887.3613 Fax: +1 202.530.4255 EDAmico@gibsondunn.com

June 10, 2021

VIA EDGAR

Jay Mumford

Securities and Exchange Commission

Division of Corporation Finance

Office of Energy & Transportation

100 F Street, NE

Washington, D.C. 20549-3561

Re:	Empower Ltd.
Amendment No. 1 to Registration Statement on Form S-4
Filed May 25, 2021
File No. 333-255133

Dear Mr. Mumford:

On behalf of Empower Ltd. (the “Company”), please find responses to the comments of the staff of the Securities and Exchange Commission (the “Staff”) contained in the Staff’s letter dated June 8, 2021 (the “Comment Letter”) with regard to Amendment No. 1 to Registration Statement on Form S-4 (File No. 333-255133) filed by the Company on May 25, 2021 (“Amendment No. 1”). The responses are based on information provided to us by the Company. Capitalized terms used but not defined herein have the respective meanings ascribed to them in Amendment No. 1.

Set forth below in italics are the comments contained in the Staff’s Comment Letter pertaining to Amendment No. 1. Immediately below each of the Staff’s comments is the Company’s response to that comment. For the convenience of the Staff’s review, each of the numbered paragraphs below correspond to the numbered comment in the Staff’s Comment Letter.

The Company is concurrently providing to the Commission Amendment No. 2 to the Registration Statement, as filed on EDGAR on the date hereof (“Amendment No. 2”). We have enclosed a copy of this letter that is being transmitted via overnight courier two copies of Amendment No. 2 in paper format, marked to show changes from Amendment No. 1.

Amendment No. 1 to Registration Statement on Form S-4

Information about Holley, page 17

1.

We note your revisions in response to our comment 2. Please balance your disclosure about what you believe to be the size of the performance automotive aftermarket parts industry with the percentage of that market that you are currently seeking to address in your product categories. For example, we note that the six product categories you describe on page 188 each represent between 1% and 4% of the total addressable market.

Response: The Company acknowledges the Staff’s comment and respectfully advises the Staff that it has revised its disclosure to clarify that Holley sells products into each of the product categories that make up the $34 billion performance automotive aftermarket parts industry and, accordingly, Holley is seeking to address the full $34 billion performance automotive aftermarket parts industry. In addition, the Company has revised the disclosure to balance its discussion with a reference to the pertinent risk factor related to Holley’s ability to successfully design, develop and market new products. Please see pages 17, 188 and 189 of Amendment No. 2.

Beijing • Brussels • Century City • Dallas • Denver • Dubai • Frankfurt • Hong Kong • Houston • London • Los Angeles • Munich

New York • Orange County • Palo Alto • Paris • San Francisco • São Paulo • Singapore • Washington, D.C.

Jay Mumford

June 10, 2021

Amendment No. 1 to Registration Statement on Form S-4

Information about Holley, page 17

2.

We note your response to comment 3. Please disclose that the October 2020 study was prepared for your majority shareholder. Notwithstanding the terms of the engagement letter, please explain why you are not required to identify the third party by name and to obtain and file the third party’s consent pursuant to Rule 436 of the Securities Act and Securities Act Rules C&DI 233.02.

Response:

The comment regarding identifying the third party consultant (the “Consultant”) by name was discussed telephonically with the Staff on June 10, 2021.

The Company acknowledges the Staff’s comment regarding disclosing that the October 2020 study referenced in the Staff’s comment (the “Study”) was prepared for an affiliate of the Sentinel Investors, Holley’s indirect controlling shareholder, and has revised its disclosure on pages 17 and 186 of Amendment No. 2 accordingly.

The Company acknowledges the Staff’s comment regarding obtaining and filing the Consultant’s consent pursuant to Rule 436 of the Securities Act and Securities Act Rules Compliance and Disclosure Interpretation (“C&DI”) 233.02 and respectfully submits that the Consultant is not an “expert” under Rule 436, but rather is a third-party consulting firm that an affiliate of the Sentinel Investors, Holley’s indirect controlling shareholder, engaged to conduct market research on Holley’s behalf and, accordingly, the Company does not believe a consent is required to be filed as an exhibit to the Registration Statement. Rule 436 requires that a consent be filed if any portion of a report or opinion of an expert is quoted or summarized as such in a registration statement. Section 7 of the Securities Act provides an expert is “any accountant, engineer, or appraiser, or any person whose profession gives authority to a statement made by him.” The Company respectfully submits that the Consultant is not among the classes of persons subject to Section 7 and Rule 436 as “experts” unless, in accordance with C&DI 233.02, the Company expressly identifies such provider as an expert or the statements are purported to be made on the authority of such provider as an “expert.” The Company submits that the information contained in Amendment No. 1 is not based on an expert study or report because it is merely based on the results of a series of interviews and a wide-reaching survey, in each case, with industry participants, and reflects the aggregate data derived from such interviews and survey rather than the opinion or judgment of an expert. Further, the reference to the information from the Consultant was not intended to infer that such information was “expertised,” but rather was intended to convey information that the Company relied upon in identifying and analyzing consumer characteristics and market opportunities.

The Company further notes that the consent requirements of Rule 436 are generally directed at circumstances in which an issuer has engaged a third party expert or counsel to prepare a valuation, opinion or other report specifically for use in connection with a registration statement. The information from the Study was prepared to determine Holley’s consumer characteristics and market opportunities for use by Holley’s management in their continuing operation of Holley, not specifically for use in connection with the Registration Statement. As a result of the foregoing, the Company respectfully submits that the Consultant is not an “expert” within the meaning of Section 7 of the Securities Act and for purposes of Rule 436, and the Company does not believe that a consent from the Consultant is required to be filed under Rule 436 and Securities Act Rules C&DI 233.02.

Unaudited Pro forma Condensed Combined Statement of Comprehensive Income (Loss), page 81

3.	Please revise to present the impact of the partial repayment of debt included in footnote AA and AD in the Financing Transaction Accounting Adjustments column of the pro forma income statements.

Jay Mumford

June 10, 2021

Response: The Company acknowledges the Staff’s comment and respectfully advises the Staff that it has revised Amendment No. 1 in response to the Staff’s comment to present the impact of the partial repayment of debt. Please see pages 81 and 82 of Amendment No. 2.

Notes to Unaudited Pro Forma Condensed Combined Financial Information

Adjustments to Unaudited Pro Forma Condensed Combined Statements of Operations, page 89

4.	We note your revised disclosure in response to our comment 11. Please revise to include the basis for the rates used in your calculations for pro forma income tax expense.

Response: The Company acknowledges the Staff’s comment and respectfully advises the Staff that it has revised Amendment No. 1 in response to the Staff’s comment to clarify that the tax rate was determined using the weighted average statutory tax rate of the jurisdictions expected to be impacted. Please see page 90 of Amendment No. 2.

Certain Projected Financial Information, page 120

5.

We note your disclosure in response to comment 12. Please provide the assumptions used for competition, general business, economic market, financial conditions and matters specific to the business of Holley.

Response: The Company acknowledges the Staff’s comment and has revised the disclosure as discussed telephonically with the Staff on June 10, 2021 to clarify that all assumptions and variables underlying the projections are with respect to matters specific to Holley, including a discussion of the assumptions made around the competitive landscape of the performance automotive aftermarket parts industry. More specifically, the revised disclosure presents projected (i) growth percentage of Holley’s top five revenue categories, which projected figure was derived based on historical revenue growth of the Holley platform, (ii) increase in diversity of Holley’s channel mix and gross margin, each of which is primarily attributable to the growth of Holley’s direct-to-consumer platform, and (iii) increase in Holley’s operating expenses and 2020 historical growth figures, each of which was primarily driven by growth in Holley’s marketing and advertising spend, expected hiring plans across Holley and the addition of public company expenses. In addition, the revised disclosure clarifies that the projections were prepared using Holley’s management’s assumption that Holley’s competitive environment will remain consistent with historical trends without significant new entrants or shifts in pricing strategy within the forecast horizon. Please see pages 122 and 123 of Amendment No. 2.

Unaudited Consolidated Financial Statements of Holley Intermediate Holdings, Inc. and

Subsidiaries

Note 14. Subsequent Events, page F-88

6.

We note that Holley Intermediate Holdings, Inc. acquired substantially all of the assets and liabilities of AEM Performance Inc. for approximately $52 million on April 14, 2021. Please expand your disclosure to specify whether this was a business acquisition and how you funded the acquisition.

Response: The Company acknowledges the Staff’s comment and has revised Amendment No. 1 in response to the Staff’s comment to clarify that the Business Combination was funded by cash on hand. Please see page F-88 (“14. Subsequent Events”) of Amendment No. 2.

Jay Mumford

June 10, 2021

Exhibit 23.2, page II-3

7.	The consent does not include the auditor’s signature. Please include a signed consent.

Response: The Company acknowledges the Staff’s comment and has revised Exhibit 23.2 to include the auditor’s signature to the consent.

*        *        *

If the Staff of the SEC has any questions or comments regarding the foregoing, please contact the undersigned, Evan D’Amico of Gibson, Dunn & Crutcher LLP by telephone at (202) 887-3613 or via email at edamico@gibsondunn.com.

Sincerely,

/s/ Evan M. D’Amico
Evan M. D’Amico